August 30, 2005

Mail Stop 4561

Via U.S. Mail

Tim Daniels
President, Chief Financial Officer and Director
Dittybase Technologies, Inc.
Suite 102, 31 Bastion Square
Victoria, BC
Canada V8W1J1

	Re:	Dittybase Technologies, Inc.
		Form 20-F Amendment No. 3
		Filed August 11, 2005
		File No. 0-51082

Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked copy of amendment number
3
that you provided to us on August 11, 2005.
1. We note your response to previous comment 2 and reissue the comment in part. The risk factor in its original form stated that officers and directors were free to devote time to other companies that may compete with Ditttybase and that a conflict may arise due to conflicting fiduciary duties owed by the officers and directors to each competing company. Please revise to include the risk factor as originally stated, or tell us why you believe the disclosure is not material to investors.

Risk Factors

The Company has not determined whether it meets the definition of passive foreign investment company...page 10
2. In your response to previous comment 5, please expand the added risk factor (r) to define under what circumstances you may be classified as a passive foreign investment company.

Piracy of music and illegal downloads, page 12
3. We note your response to previous comment 10 as it relates to the risk of illegal downloading of music on your company. Please delete the mitigating language added and describe more specifically how the practice of illegal downloads may materially impact your business specifically. We note that people who download music from other sources may be less inclined to use and purchase your service.

Business Overview

During the year ended December 2004
4. We note from your response to previous comment 9 that the arrangement with the dBc musicians accounts for 45% of your revenue.
Please file the exhibits with musicians as exhibits pursuant to Item
601 of Regulation S-B. Please note that you may request confidential treatment for specific information contained in the agreements pursuant to Rule 24b-2 of the Securities Exchange Act. Refer to Staff Legal Bulletin 1 available on our website at http://www.sec.gov/interps/legal.shtml.

Industry Overview, page 16
5. In your response to previous comment 10, it remains unclear how you calculated the U.S. $5.5 million value figure for the music publishing industry by the year 2008. Please advise. Please also balance your disclosure by disclosing that according to the survey, global music publishing revenues decreased by 4% in 2001 and tell us how the decrease impacts your predictions for 2008. We note also in the preface of the NMPA report the statement that worldwide declines suffered by the recording industry over the past few years have had a significant impact on publishing revenues. Also, you have not addressed our comment relating to how the participants to the survey are chosen. Please advise.

Fiscal year ended December 31, 2001 compared to the fiscal year ended
December 31, 2000, page 24
6. We note your response to previous comment 12. It appears that the inability to obtain financing was the most significant factor, rather than the events of September 11, 2001. Please revise.

Trend Information, page 28
7. Disclose the basis for your 50% quarterly increase for the next
12
months. For example, disclose whether these figures are based on pending contracts, agreements with clients, or some other specific calculation of recent sales numbers. Disclose also that the recent increase in sales are the result of the release of your client application online combined with the marketing efforts as mentioned in your response.

Major Shareholders and Related Party Transactions-page 33
8. We note the added disclosure for the June and July issuances of common stock and warrants. Please tell us the exemption relied upon in issuing these shares and the facts supporting your conclusion.

Consolidated Statements of Operations

9. Please revise your statements of operations to present
operating
revenues and expenses as part of operating income.
10. In your next amendment, include the unaudited consolidated interim financial statements for the six months ended June 30, 2005 that were included in your Form 6-K, filed August 23, 2005. Refer to
Item 8.A.5 of Form 20-F. Please note that we may have additional comments upon our review of those financial statements. Additionally, revise your Operating and Financial Review and Prospects to cover the six months ended June 30, 2005. Refer to Item
5 of Form 20-F.

*	*	*


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Eric McPhee, Accountant, at 202-551-3693 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel
cc: Michael Seifert, Esq.






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Tim Daniels
Dittybase Technologies, Inc.
August 30, 2005
Page 1